UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934


                  Barrington Foods International, Inc.
_______________________________________________________________
                          (Name of Issuer)


                Common Stock, par value $.001 per share
 ______________________________________________________________
                   (Title of Class of Securities)


                               06 8522 101
                             ______________
                             (CUSIP Number)


                              M Power, Inc.
                    Barrington Foods International, Inc.
                          5275 Arville, Suite 120
                           Las Vegas, NV 89118
                               (702) 307-3810

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            April 24, 2002
       _______________________________________________________
       (Date of Event which Requires Filing of this Statement)


If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.:
06 8522 101
____________________________________________________________________
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      M Power, Inc.        88-0458105
____________________________________________________________________
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A "GROUP*
                                                             (a) [_]
                                                             (b) [_]
____________________________________________________________________
3     SEC USE ONLY

____________________________________________________________________
4     "SOURCE OF FUNDS"

      Services
____________________________________________________________________
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e) [_]
____________________________________________________________________
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada
____________________________________________________________________
7     SOLE VOTING POWER

      Number of Shares: 100,000
____________________________________________________________________
8     SHARED VOTING POWER
      N/A
____________________________________________________________________
9     SOLE DISPOSITIVE POWER
      Number of Shares: 100,000
____________________________________________________________________
10    SHARED DISPOSITIVE POWER
      N/A
____________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           100,000 shares of common stock
____________________________________________________________________
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES "CERTAIN
      SHARES"
      [  ]
____________________________________________________________________
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.0%
____________________________________________________________________
14    TYPE OF REPORTING PERSON*

      IN
____________________________________________________________________

ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock, par value $0.001 per share (the "Issuer Common Stock"), of Barrington Foods
International, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is: 5275 Arville, Suite 120, Las Vegas, NV 89118.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed by M Power, Inc., a corporation (the "Reporting Person". The Reporting Person's principal occupation is both the President of M Power, Inc and the President of Barrington Foods International, Inc. The Reporting Person's address is: 2810
W. Betty Ave., Pahrump, NV 89060.

On February 10, 2002 the Issuer entered into an agreement with M Power, Inc. to employ Michael Allan Kauffman as President and Director of the Corporation. Mr. Kauffman received shares in lieu of partial salary for services rendered thus acquiring 100,000 shares as a result of said services.

The Reporting Person has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States of America.

The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Person is, for purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 10, 2002 the Issuer entered into an agreement with M Power, Inc. to employ Michael Allan Kauffman as President and Director of the Corporation. Mr. Kauffman received shares in lieu of partial salary for services rendered thus acquiring 100,000 shares as a result of said services.

ITEM 4.   PURPOSE OF TRANSACTION.

The Reporting Person does not have any other plans which relate to or would result in any of the items listed herewith (although the Reporting Person reserves the right to develop such plans or proposals). From time to time the Reporting person may acquire additional shares of common stock of the Issuer or dispose of some or all of the shares of the Issuer's common stock that he owns.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person beneficially owns and has the sole power to vote and dispose of 100,000 shares of Issuer Common Stock, representing approximately 1.0% of the 9,876,000 shares of Issuer
Common Stock outstanding.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
	 WITH RESPECT TO SECURITIES OF THE ISSUER.

On February 10, 2002 the Issuer entered into an agreement with M Power, Inc. to employ Michael Allan Kauffman as President and Director of the Corporation. Mr. Kauffman received shares in lieu of partial salary for services rendered thus acquiring 100,000 shares as a result of said services.

The Reporting Person is an Officer and Director of the Corporation and as such is bound by sales limitations imposed by the Securities Act of 1933.

There are no other contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None


                               Signature

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



June 20, 2003
                                  ----------------------
                                    Michael A. Kauffman